FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For November 12, 2002

DATAMIRROR CORPORATION

(Registrant’s name)

3100 Steeles Avenue East, Suite 700

Markham, Ontario, Canada   L3R 8T3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F

___X___

Form 40-F

______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

______

No

___X___

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Documents Included as Part of this Report

No.

Document

1.

Press Release dated November 12, 2002

Contacts:

Tracy Staniland	Peter Cauley	Stephen Greene
Director of Marketing	Chief Financial Officer	Brodeur Worldwide
DataMirror Corporation	DataMirror Corporation	617-587-2872
905-415-0310 ext. 274	905-415-0310 ext. 271	sgreene@brodeur.com
tstaniland@datamirror.com	pcauley@datamirror.com

Booth #2220

DataMirror LiveResiliency™ Software Selected by Tucows Inc.

DataMirror iReflect™ Extends Business Insight and Efficiency Within Oracle9i™

ORACLEWORLD, SAN FRANCISCO, CA - November 12th, 2002 - DataMirror (Nasdaq: DMCX; TSX: DMC), a leading provider of enterprise application integration and resiliency solutions, today announced that Tucows Inc. (OTCBB: TCOW), a leading provider of outsourced Internet services to web hosting companies and Internet service providers worldwide, has selected DataMirror iReflect to be part of their 24/7 online transaction processing environment. DataMirror iReflect is an innovative LiveResiliency software solution that provides high availability and disaster avoidance in Oracle9i environments.

“With a network of more than 5,000 resellers marketing our outsourced domain name registration services – and with about 3.5 million transactions being processed daily – we need to ensure that our customers can depend on high performance domain name registrations as well as uninterrupted access to our domain name lookup services,” said Supriyo Sen, Chief Technology Officer, Tucows Inc. “DataMirror iReflect’s real-time, log-based replication capability provides us with the high performance mirroring we need to ensure our Oracle database is backed up and recoverable in the event of an outage.”

“Oracle databases provide a powerful way for companies to manage virtually every business process in their enterprise. However, system downtime has traditionally impeded the pace of business,” said Nigel Stokes, CEO, DataMirror. “DataMirror LiveResiliency solutions ensure that all critical business data is distributed and available to partners, customers and employees at all times. iReflect software helps companies keep their Oracle data assets current and accessible

24/7 – a big payoff for a small software investment.”

DataMirror iReflect uses intelligent database-level mirroring to achieve superior uptime and availability for data assets on Oracle9i. The iReflect log-based solution mirrors Oracle® database transactions from the primary system to the backup system in real-time. It has the ability to detect primary system failure and invoke operational switching to enable highly available business operations in Oracle environments. iReflect can also be easily configured for efficient data distribution within 9i.

About DataMirror

DataMirror (Nasdaq: DMCX; TSX: DMC), a leading provider of enterprise application integration and resiliency software, gives companies the power to manage, monitor and protect their corporate data in real-time. DataMirror’s comprehensive family of LiveBusiness™ solutions enables customers to easily and cost-effectively capture, transform and flow data throughout the enterprise. DataMirror software unlocks the experience of now™ by providing the instant data access, integration and availability companies require today across all computers in their business.

1,700 companies have gone live with DataMirror software including Debenhams, Energis, GMAC Commercial Mortgage, the London Stock Exchange, OshKosh B’Gosh, Priority Health, Tiffany & Co., and Union Pacific Railroad. DataMirror is headquartered in Toronto, Canada, and has offices around the globe. For more information, visit www.datamirror.com.

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"Safe Harbour" Statement under the United States Private Securities Litigation Reform Act of 1995:

Forward-looking statements in this press release, including statements regarding DataMirror Corporation's business which are not historical facts, are made pursuant to the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements of plans, objectives, strategies and expectations. The words "anticipate", "believe", "estimate" and "expect" and similar expressions are intended to identify forward-looking statements. Numerous important factors affect DataMirror's operating results and could cause DataMirror's actual results to differ materially from the results indicated by this press release or by any forward-looking statements made by, or on behalf of, DataMirror, and there can be no assurance that future results will meet expectations, estimates or projections. These factors include, but are not limited to, the following: the difficulty of developing, marketing and selling new products successfully; variability of quarterly operating results; dependence upon on the continued growth and success of DataMirror's software products; competition; rapid technological change and new product introductions; dependence upon continued growth in the database and enterprise data integration markets; dependence upon relationships with complementary vendors and distribution channels; the ability to recruit and retain key personnel; risks of international operations, including currency exchange rate fluctuations and global economic conditions; possible software errors or defects; possible infringement claims by third parties; and other factors discussed in the Company's Annual Information Form and other periodic filings with the United States Securities and Exchange Commission and other regulatory authorities. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those indicated in any forward-looking statements. The Company disclaims and does not assume any obligation to update these forward-looking statements.

Copyright 2002 DataMirror Corporation. All rights reserved. DataMirror, LiveResiliency, iReflect and The experience of now are trademarks or registered trademarks of DataMirror Corporation. Oracle is a registered trademark and Oracle9i is a trademark or registered trademark of Oracle Corporation. All other brand or product names are trademarks or registered trademarks of their respective companies.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  November 12, 2002

DATAMIRROR CORPORATION

By: /s/ Peter Cauley

Peter Cauley

Chief Financial Officer

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